UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Act of 1934

(Amendment No. 3)*

TITANIUM METALS CORPORATION

(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of class of securities)

888339 10 8

(CUSIP number)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

January 7, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888339 10 8

1.	NAME OF REPORTING PERSONS Precision Castparts Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 100
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 888339 10 8

1.	NAME OF REPORTING PERSON ELIT Acquisition Sub Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D originally filed on November 19, 2012 by Precision Castparts Corp., an Oregon corporation (“Parent”), and ELIT Acquisition Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser,” and together with Parent, the “Reporting Persons”), as amended and supplemented by those certain Amendments No. 7 and No. 8 to the Tender Offer Statement on Schedule TO filed on December 21, 2012 and January 7, 2013, respectively (together with any other amendments and supplements to such Schedule 13D, the “Schedule 13D”), with respect to the common stock, $0.01 par value per share, of Titanium Metals Corporation (the “Shares”), a Delaware corporation (“Issuer”). Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meaning given to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

The second sentence of Item 1 is hereby amended and restated in its entirety as follows:

The principal executive office of Issuer is c/o Precision Castparts Corp., 4650 S.W. Macadam Ave., Suite 400, Portland, Oregon 97239.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 7, 2013, pursuant to the terms and conditions of the Merger Agreement, Purchaser merged with and into the Issuer with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent, Purchaser or the Issuer or Shares held by Issuer stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) were acquired for cash at the same $16.50 per Share price, without interest and subject to applicable withholding taxes, that was paid in the Offer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As a result of the Merger, Parent is the sole stockholder of Issuer and owns 100.0% of the outstanding Shares. The separate corporate existence of Purchaser has ceased, and therefore, Purchaser owns no Shares.

None of Parent’s or Purchaser’s directors and executive officers named in Schedule A of the Schedule 13D owns any Shares.

(b) Parent has sole power to vote or direct the vote and to dispose or direct the disposition of all of the Shares.

(c) Except as set forth in this Schedule 13D, during the last sixty days, neither Parent nor Purchaser, nor to the knowledge of the Reporting Persons, any of Parent’s or Purchaser’s directors or executive officers, has effected any transaction in securities of Issuer.

(d) To the knowledge of Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) As a result of the termination of its corporate existence in connection with the Merger on January 7, 2013, Purchaser ceased to be the beneficial owner of any securities of Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 9, 2013	Precision Castparts Corp.

	By:	/s/ Shawn R. Hagel
	Name:	Shawn R. Hagel
	Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

ELIT Acquisition Sub Corp.

	By:	/s/ Shawn R. Hagel
	Name:	Shawn R. Hagel
	Title:	Executive Vice President and Chief Financial Officer